Exhibit 99.1

Scinai Reports Q1 2025 Financial Results Highlighting Strong CDMO Revenue Momentum and Reduced Cash Burn

JERUSALEM, May 30th, 2025 /PRNewswire/ -- Scinai Immunotherapeutics Ltd. (Nasdaq: SCNI) ("Scinai", or the "Company"), a biopharmaceutical company focused on developing novel and innovative biological drug candidates for the treatment of inflammation and immunology (I&I) related diseases and on providing CDMO services through its Scinai Bioservices business unit, today announced its financial results for the first three months ended March 31, 2025 .

Three (3) Months of 2025 Financial Summary

●	Revenues for the three months ended March 31, 2025, totaled $586 thousand. The Company’s CDMO unit began generating revenues in the second quarter ended June 30, 2024. As disclosed in the Company’s Annual Report on Form 20-F for the year ended December 31, 2024, filed with the SEC on May 7, 2025, CDMO revenues for the full year 2024 were $658 thousand. The year-over-year increase in revenues for the first quarter of 2025 reflects a higher number of contracts executed during the period, driven by continued growth in the CDMO business.

●	R&D expenses for the three months ended March 31, 2025, amounted to $1,296 thousand, compared to $1,568 thousand for the same period in 2024. The decrease was primarily due to lower wages and reduced direct R&D expenses.

●	Marketing, general and administrative expenses for the three months ended March 31, 2025, amounted to $500 thousand compared to $484 thousand for the three months ended March 31, 2024.

●	Financial income, net, for the three months ended March 31, 2025, amounted to $11 thousand, compared to financial expenses of $231 thousand for the same period in 2024. The improvement was primarily due to the conversion of the EIB loan into preferred shares of the Company stock in the third quarter of 2024.

●	Net loss for the three months ended March 31, 2025, was $1,557 thousand, compared to a net loss of $2,159 thousand for the three months ended March 31, 2024. The decrease was primarily due to lower R&D expenses, reduced financial expenses, and the recognition of gross income.

As of March 31, 2025, Scinai had cash and cash equivalents and short-term deposits of $1,018 thousand compared to $1,964 thousand as of March 31, 2024.

About Scinai Immunotherapeutics

Scinai Immunotherapeutics Ltd. (NASDAQ: SCNI) is a biopharmaceutical company with two complementary business units, one focused on in-house development of inflammation and immunology (I&I) biological therapeutic products beginning with an innovative, de-risked pipeline of nanosized VHH antibodies (nanoAbs) targeting diseases with large unmet medical needs, and the other a boutique CDMO providing biological drug development, analytical methods development, clinical cGMP manufacturing, and pre-clinical and clinical trial design and execution services for early stage biotech drug development projects.

Company website: www.scinai.com.

Company Contacts

Investor Relations - Allele Capital Partners | +1 978 857 5075 | aeriksen@allelecapital.com

Business Development | +972 8 930 2529 | bd@scinai.com

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Litigation Reform Act of 1995. Words such as "expect," "believe," "intend," "plan," "continue," "may," "will," "anticipate," and similar expressions are intended to identify forward-looking statements. All statements, other than statements of historical facts, are forward-looking statements. These forward-looking statements reflect management's current views with respect to certain current and future events and are subject to various risks, uncertainties and assumptions that could cause the results to differ materially from those expected by the management of Scinai Immunotherapeutics Ltd. Risks and uncertainties include, but are not limited to; the risk that the Company will otherwise be unable to remain compliant with the continued listing requirements of Nasdaq; lower than anticipated revenues of Scinai's CDMO business in 2025 and thereafter; failure to sign agreements with other potential clients of the CDMO business; a delay in the commencement and results of pre-clinical and clinical studies, including the Phase 1/2a study for psoriasis, the risk of delay in, Scinai's inability to conduct, or the unsuccessful results of, its research and development activities, including the contemplated in-vivo studies and a clinical trial; the risk that Scinai will not be successful in expanding its CDMO business or in-license other nanoAbs; the risk that Scinai may not be able to secure additional capital on attractive terms, if at all; the risk that the therapeutic and commercial potential of nanoAbs will not be met or that Scinai will not be successful in bringing the nanoAbs towards commercialization; the risk of a delay in the preclinical and clinical trials data for nanoAbs, if any; the risk that our business strategy may not be successful; Scinai's ability to acquire rights to additional product opportunities; Scinai's ability to enter into collaborations on terms acceptable to Scinai or at all; timing of receipt of regulatory approval of Scinai's manufacturing facility in Jerusalem, if at all or when required; and the risk that drug development involves a lengthy and expensive process with uncertain outcomes. More detailed information about the risks and uncertainties affecting the Company is contained under the heading "Risk Factors" in the Company's Annual Report on Form 20-F filed with the Securities and Exchange Commission ("SEC") on May 7, 2025, and the Company's subsequent filings with the SEC. Scinai undertakes no obligation to revise or update any forward-looking statement for any reason.